Exhibit 99.1
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Rio Tinto reaches agreement to sell Alcan Packaging Food Americas division for US$1.2 billion
6 July 2009
Rio Tinto has signed an agreement to sell its Alcan Packaging Food Americas division to Bemis Company, Inc for a total consideration of US$1.2 billion of which US$ 200 million may be in the form of shares in Bemis Company, Inc. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals.
“The sale of the Food Americas division is the first significant step in reducing the asset portfolio acquired with Alcan,” said Guy Elliott, chief financial officer, Rio Tinto. “The transaction represents solid value given the challenging financial environment. We believe this is a positive outcome for Food Americas as it is a good fit with Bemis’s business and stands to benefit from an excellent platform for growth and development in the regional food sectors in the Americas.”
The Food Americas division, which is headquartered in Chicago, has approximately 4,600 employees at 23 locations in the US, Canada, Mexico, Brazil, Argentina and New Zealand. Alcan Packaging Food Americas generated revenues of US$1.5billion in 2008, accounting for 23 per cent of Alcan Packaging’s total revenues.
During 2009, the Group has announced a total of US$3.7billion of divestments. Those already announced are its interest in the Ningxia aluminium smelter in China for US$125 million, its potash assets and Brazilian iron ore operations for US$1.6 billion and its Jacobs Ranch coal mine in the United States for US$761 million. The divestment programme continues for other assets identified for sale, including the remainder of Alcan Packaging and Alcan Engineered Products.
Following this sale, as part of the 2009 half-year reporting process, the Group will review the carrying value of the remaining Alcan Packaging business, which are expected to remain classified as assets held for sale in the Group’s interim financial statements. The Group’s current expectation is that this review may result in some downward revision, the extent of which will be determined and announced in conjunction with the Group’s 2009 half-year results announcement.
About Alcan Packaging Food Americas
Alcan Packaging Food Americas, headquartered in Chicago, is a leading supplier of single and multi-layer, plain and printed high-barrier plastic films, laminations, pouches, bags, lidstock and thermoformed trays for the food, beverage, meat and dairy industries. It is a sector of Alcan Packaging; Alcan Packaging is a global leader in value-added specialty packaging for the food, pharmaceutical, beauty and tobacco industries. Headquartered in Paris, France, it delivers multi-material innovative solutions to customers around the world using plastics, engineered film, aluminium, paper, paperboard and glass.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Bemis Company, Inc
Bemis Company, Inc is a major supplier of flexible packaging and pressure sensitive materials used by leading food, consumer products, manufacturing, and other companies worldwide. Founded in 1858, the Company reported 2008 net sales of $3.8 billion. The Company’s flexible packaging business has a strong technical base in polymer chemistry, film extrusion, coating and laminating, printing, and converting. The Company’s pressure sensitive materials business specializes in adhesive technologies. Headquartered in Neenah, Wisconsin, Bemis Company, Inc employs about 15,800 individuals in 61 manufacturing facilities in 11 countries around the world.

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